SECURITIES AND EXCHANGE COMMISSION
                           WASHINGTON, D.C. 20549

                            --------------------

                                SCHEDULE 13D

                 Under the Securities Exchange Act of 1934

                              AMENDMENT NO. 3

                  MARKETING SPECIALISTS CORPORATION f/k/a
                        MERKERT AMERICAN CORPORATION
         ----------------------------------------------------------
                              (Name of Issuer)

                               Common Stock,
                          Par Value $.01 Per Share
        -----------------------------------------------------------
                      (Title of Class and Securities)

                                 590080107
        -----------------------------------------------------------
                   (CUSIP Number of Class of Securities)

                               Nick G. Bouras
                            MS Acquisition Ltd.
                         17855 North Dallas Parkway
                                 Suite 200
                            Dallas, Texas 75287
                               (972)860-7520

                                  Copy to:

                           Eileen T. Nugent, Esq.
                  Skadden, Arps, Slate, Meagher & Flom LLP
                              919 Third Avenue
                          New York, New York 10022
                               (212) 735-3000
       -------------------------------------------------------------
          (Name, Address and Telephone Number of Person Authorized
                   to Receive Notices and Communications)


                               March 30, 2000
       -------------------------------------------------------------
                       (Date of Event Which Requires
                         Filing of This Statement)


     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Statement because of Rule 13d-1(b)(3) or (4), check the following: ( )

     Check the following box if a fee is being paid with this Statement: ( )




                                 SCHEDULE 13D

     CUSIP No. 590080107
     -----------------------------------------------------------------
     (1)  NAMES OF REPORTING PERSONS
          S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

                  MS Acquisition Ltd.

     -----------------------------------------------------------------
     (2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
                                                            (a)  ( )
                                                            (b)  (X)
     -----------------------------------------------------------------
     (3)  SEC USE ONLY
     -----------------------------------------------------------------
     (4)  SOURCE OF FUNDS

                  WC
     -----------------------------------------------------------------
     (5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
          PURSUANT TO ITEMS 2(d) or 2(e)                    (  )
     -----------------------------------------------------------------
     (6)  CITIZENSHIP OR PLACE OF ORGANIZATION

                  TEXAS
     -----------------------------------------------------------------
                                     (7)  SOLE VOTING POWER

                                          9,600,617
       NUMBER OF SHARES             ----------------------------------
         BENEFICIALLY                (8)  SHARED VOTING POWER
            OWNED BY
             EACH                         3,485,972
            REPORTING               ----------------------------------
          PERSON WITH                (9)  SOLE DISPOSITIVE POWER

                                          9,600,617
                                    ----------------------------------
                                    (10)  SHARED DISPOSITIVE POWER

                                          None
     -----------------------------------------------------------------
     (11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                  13,086,589
     -----------------------------------------------------------------
     (12) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN
          SHARES                                      (  )
     -----------------------------------------------------------------
     (13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
          67.3%
     -----------------------------------------------------------------
     (14) TYPE OF REPORTING PERSON

                  PN
     -----------------------------------------------------------------




                                SCHEDULE 13D

     CUSIP No. 590080107
     -----------------------------------------------------------------
     (1)  NAMES OF REPORTING PERSONS
          S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

                  MSSC Acquisition Corporation

     -----------------------------------------------------------------
     (2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
                                                            (a)  ( )
                                                            (b)  (X)
     -----------------------------------------------------------------
     (3)  SEC USE ONLY
     -----------------------------------------------------------------
     (4)  SOURCE OF FUNDS

                  OO
     -----------------------------------------------------------------
     (5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
          PURSUANT TO ITEMS 2(d) or 2(e)                    (  )
     -----------------------------------------------------------------
     (6)  CITIZENSHIP OR PLACE OF ORGANIZATION

                  DELAWARE
     -----------------------------------------------------------------
                                     (7)  SOLE VOTING POWER

                                          9,600,617
       NUMBER OF SHARES             ----------------------------------
         BENEFICIALLY                (8)  SHARED VOTING POWER
            OWNED BY
             EACH                         3,485,972
            REPORTING               ----------------------------------
          PERSON WITH                (9)  SOLE DISPOSITIVE POWER

                                          9,600,617
                                    ----------------------------------
                                    (10)  SHARED DISPOSITIVE POWER

                                          None
     -----------------------------------------------------------------
     (11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                  13,086,589
     -----------------------------------------------------------------
     (12) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN
          SHARES                                      (  )
     -----------------------------------------------------------------
     (13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
          67.3%
     -----------------------------------------------------------------
     (14) TYPE OF REPORTING PERSON

                  CO
     -----------------------------------------------------------------




                                SCHEDULE 13D

     CUSIP No. 590080107
     -----------------------------------------------------------------
     (1)  NAMES OF REPORTING PERSONS
          S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

                     Richmont Capital Partners I, L.P.

     -----------------------------------------------------------------
     (2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
                                                            (a)  ( )
                                                            (b)  (X)
     -----------------------------------------------------------------
     (3)  SEC USE ONLY
     -----------------------------------------------------------------
     (4)  SOURCE OF FUNDS

                  OO
     -----------------------------------------------------------------
     (5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
          PURSUANT TO ITEMS 2(d) or 2(e)                    (  )
     -----------------------------------------------------------------
     (6)  CITIZENSHIP OR PLACE OF ORGANIZATION

                  DELAWARE
     -----------------------------------------------------------------
                                     (7)  SOLE VOTING POWER

                                          9,600,617
       NUMBER OF SHARES             ----------------------------------
         BENEFICIALLY                (8)  SHARED VOTING POWER
            OWNED BY
             EACH                         3,485,972
            REPORTING               ----------------------------------
          PERSON WITH                (9)  SOLE DISPOSITIVE POWER

                                          9,600,617
                                    ----------------------------------
                                    (10)  SHARED DISPOSITIVE POWER

                                          None
     -----------------------------------------------------------------
     (11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                  13,086,589
     -----------------------------------------------------------------
     (12) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN
          SHARES                                      (  )
     -----------------------------------------------------------------
     (13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
          67.3%
     -----------------------------------------------------------------
     (14) TYPE OF REPORTING PERSON

                  PN
     -----------------------------------------------------------------




                                SCHEDULE 13D

     CUSIP No. 590080107
     -----------------------------------------------------------------
     (1)  NAMES OF REPORTING PERSONS
          S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

                  J.R. Investments Corp.

     -----------------------------------------------------------------
     (2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
                                                            (a)  ( )
                                                            (b)  (X)
     -----------------------------------------------------------------
     (3)  SEC USE ONLY
     -----------------------------------------------------------------
     (4)  SOURCE OF FUNDS

                  OO
     -----------------------------------------------------------------
     (5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
          PURSUANT TO ITEMS 2(d) or 2(e)                    (  )
     -----------------------------------------------------------------
     (6)  CITIZENSHIP OR PLACE OF ORGANIZATION

                  DELAWARE
     -----------------------------------------------------------------
                                     (7)  SOLE VOTING POWER

                                          9,600,617
       NUMBER OF SHARES             ----------------------------------
         BENEFICIALLY                (8)  SHARED VOTING POWER
            OWNED BY
             EACH                         3,485,972
            REPORTING               ----------------------------------
          PERSON WITH                (9)  SOLE DISPOSITIVE POWER

                                          9,600,617
                                    ----------------------------------
                                    (10)  SHARED DISPOSITIVE POWER

                                          None
     -----------------------------------------------------------------
     (11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                  13,086,589
     -----------------------------------------------------------------
     (12) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN
          SHARES                                      (  )
     -----------------------------------------------------------------
     (13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
          67.3%
     -----------------------------------------------------------------
     (14) TYPE OF REPORTING PERSON

                  CO
     -----------------------------------------------------------------




                                SCHEDULE 13D

     CUSIP No. 590080107
     -----------------------------------------------------------------
     (1)  NAMES OF REPORTING PERSONS
          S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

                  John P. Rochon

     -----------------------------------------------------------------
     (2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
                                                            (a)  ( )
                                                            (b)  (X)
     -----------------------------------------------------------------
     (3)  SEC USE ONLY
     -----------------------------------------------------------------
     (4)  SOURCE OF FUNDS

                  OO
     -----------------------------------------------------------------
     (5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
          PURSUANT TO ITEMS 2(d) or 2(e)                    (  )
     -----------------------------------------------------------------
     (6)  CITIZENSHIP OR PLACE OF ORGANIZATION

                  TEXAS
     -----------------------------------------------------------------
                                      (7)  SOLE VOTING POWER

                                          9,600,617
       NUMBER OF SHARES             ----------------------------------
         BENEFICIALLY                (8)  SHARED VOTING POWER
            OWNED BY
             EACH                         3,485,972
            REPORTING               ----------------------------------
          PERSON WITH                (9)  SOLE DISPOSITIVE POWER

                                          9,600,617
                                    ----------------------------------
                                    (10)  SHARED DISPOSITIVE POWER

                                          None
     -----------------------------------------------------------------
     (11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                  13,086,589
     -----------------------------------------------------------------
     (12) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN
          SHARES                                      (  )
     -----------------------------------------------------------------
     (13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
          67.3%
     -----------------------------------------------------------------
     (14) TYPE OF REPORTING PERSON

                  IN
     -----------------------------------------------------------------




                                SCHEDULE 13D

     CUSIP No. 590080107
     -----------------------------------------------------------------
     (1)  NAMES OF REPORTING PERSONS
          S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

                  Nick G. Bouras

     -----------------------------------------------------------------
     (2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
                                                            (a)  ( )
                                                            (b)  (X)
     -----------------------------------------------------------------
     (3)  SEC USE ONLY
     -----------------------------------------------------------------
     (4)  SOURCE OF FUNDS

                  OO
     -----------------------------------------------------------------
     (5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
          PURSUANT TO ITEMS 2(d) or 2(e)                    (  )
     -----------------------------------------------------------------
     (6)  CITIZENSHIP OR PLACE OF ORGANIZATION

                  TEXAS
     -----------------------------------------------------------------
                                      (7)  SOLE VOTING POWER

                                          9,600,617
       NUMBER OF SHARES             ----------------------------------
         BENEFICIALLY                (8)  SHARED VOTING POWER
            OWNED BY
             EACH                         3,485,972
            REPORTING               ----------------------------------
          PERSON WITH                (9)  SOLE DISPOSITIVE POWER

                                          9,600,617
                                    ----------------------------------
                                    (10)  SHARED DISPOSITIVE POWER

                                          None
     -----------------------------------------------------------------
     (11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                  13,086,589
     -----------------------------------------------------------------
     (12) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN
          SHARES                                      (  )
     -----------------------------------------------------------------
     (13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
          67.3%
     -----------------------------------------------------------------
     (14) TYPE OF REPORTING PERSON

                  IN
    ----------------------------------------------------------------




                                SCHEDULE 13D

     CUSIP No. 590080107
     -----------------------------------------------------------------
     (1)  NAMES OF REPORTING PERSONS
          S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

                  Timothy M. Byrd

     -----------------------------------------------------------------
     (2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
                                                            (a)  ( )
                                                            (b)  (X)
     -----------------------------------------------------------------
     (3)  SEC USE ONLY
     -----------------------------------------------------------------
     (4)  SOURCE OF FUNDS

                  OO
     -----------------------------------------------------------------
     (5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
          PURSUANT TO ITEMS 2(d) or 2(e)                    (  )
     -----------------------------------------------------------------
     (6)  CITIZENSHIP OR PLACE OF ORGANIZATION

                  TEXAS
     -----------------------------------------------------------------
                                     (7)  SOLE VOTING POWER

                                          9,600,617
       NUMBER OF SHARES             ----------------------------------
         BENEFICIALLY                (8)  SHARED VOTING POWER
            OWNED BY
             EACH                         3,485,972
            REPORTING               ----------------------------------
          PERSON WITH                (9)  SOLE DISPOSITIVE POWER

                                          9,600,617
                                    ----------------------------------
                                    (10)  SHARED DISPOSITIVE POWER

                                          None
     -----------------------------------------------------------------
     (11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                  13,086,589
     -----------------------------------------------------------------
     (12) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN
          SHARES                                      (  )
     -----------------------------------------------------------------
     (13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
          67.3%
     -----------------------------------------------------------------
     (14) TYPE OF REPORTING PERSON

                  IN
     -----------------------------------------------------------------




            This Amendment No. 3 to Schedule 13D (this "Amendment") is being filed pursuant to Rule 13d-2 of the Rules and Regulations under the Securities Exchange Act of 1934, as amended (the "Act") by MS Acquisition Ltd., a Texas limited partnership ("MS Acquisition"), MSSC Acquisition Corporation, a Delaware corporation ("MSSC"), Richmont Capital Partners I, L.P., a Delaware limited partnership ("RCPI"), J.R. Investments Corp., a Delaware corporation ("JRIC"), John P. Rochon, a citizen of the State of Texas ("Rochon"), Nick G. Bouras, a citizen of the State of Texas ("Bouras"), and Timothy M. Byrd, a citizen of the State of Texas ("Byrd"), with respect to the common stock, par value $.01 per share (the "Common Stock"), of Marketing Specialists Corporation, formerly known as Merkert American Corporation, a Delaware corporation (the "Company"). This Amendment amends the Schedule 13D filed by MS Acquisition, MSSC, RCPI, JRIC and Richmont Marketing Specialists Inc. on May 7, 1999, as amended and restated by Amendment No. 1 thereto filed on August 18, 1999 and as further amended by Amendment No. 2 thereto filed on January 7, 2000.

      The Schedule 13D previously filed is hereby amended by the addition of the following information:


Item 3.     Source and Amount of Funds or Other Consideration
            -------------------------------------------------

Acquisitions of Beneficial Ownership

      The Stock Purchase Agreement

      Pursuant to the terms of that certain Common Stock Purchase
Agreement, dated as of March 30, 2000, by and among MS Acquisition and the Company (the "Stock Purchase Agreement"), MS Acquisition purchased 4,000,000 shares of Common Stock of the Company at a price of $2.50 per share, for an aggregate purchase price of $10,000,000.

      The funds used by MS Acquisition in its acquisition of shares were drawn from the working capital of MS Acquisition.

      The Item 2 Persons disclaim beneficial ownership of any shares of Common Stock beneficially owned by MS Acquisition, other than (i) the 4,000,000 shares acquired as a result of the Stock Purchase Agreement and
(ii) the 5,600,617 shares of Common Stock directly owned by MS Acquisition before the execution of Stock Purchase Agreement (as previously reported on Schedule 13D).

Dispositions of Beneficial Ownership

      As disclosed on Schedule 13D, dated August 18, 1999, MS Acquisition is party to a voting agreement, dated as of August 18, 1999 (the "Post-Merger Voting Agreement"), by and among MS Acquisition, Ronald D. Pedersen, Bruce A. Butler, Gary R. Guffey, Jeffrey A. Watt, JLM Management Company, LLC ("JLM") and Monroe & Company, LLC ("Monroe & Company"). Pursuant to the Post-Merger Voting Agreement, the parties to the Post-Merger Voting Agreement agreed to vote their respective owned shares of Common Stock in favor of five nominees to the board of directors of the Company that are designated in writing by MS Acquisition, provided that such nominees are reasonably acceptable to JLM and Monroe & Company.

      As reported on Schedule 13D, dated October 14, 1999, filed by James
L. Monroe, JLM and Monroe & Company disposed of an aggregate of 40,000 shares of Common Stock in September, 1999, thereby reducing the number of shares bound by the Voting Agreement by 40,000 shares. Accordingly, the number of shares of Common Stock with respect to which the Item 2 Persons possess shared voting power decreased by 40,000.

      Other than as set forth in the Post-Merger Voting Agreement and described above, the Item 2 Persons possess no rights or powers to vote, direct the voting of, dispose or direct the disposition of, the 3,495,972 shares that remain subject to the Post-Merger Voting Agreement. The Item 2 Persons disclaim membership in any group with respect to the Post-Merger Voting Agreement. The Item 2 Persons disclaim beneficial ownership of any shares of Common Stock subject to the Post-Merger Voting Agreement, except for the shares owned directly by MS Acquisition.


Item 4.     Purpose of Transactions.
            -----------------------

The Stock Purchase Agreement

      The Stock Purchase Agreement was entered into between the Company and MS Acquisition in order to provide an additional source of capital for the Company's ongoing operations, and to enhance the Company's short-term and long-term liquidity.

      Pursuant to the Stock Purchase Agreement, MS Acquisition agreed to acquire directly from the Company an additional 4,000,000 shares of Common Stock at a price of $2.50 per share, for an aggregate purchase price of $10,000,000.

      The Item 2 Persons may buy or sell additional shares of Common Stock in the open market on such terms and at such times as the Item 2 Persons consider desirable. Any decision by the Item 2 Persons to increase, decrease or dispose of their position in the Company would be based upon factors, including but not limited to, the business of the Company, the price of the shares of Common Stock, the terms and conditions of the transaction and prevailing market conditions.

      Except as set forth above or as previously disclosed on Schedule 13D, the Item 2 Persons have no present plans or proposals that relate to or would result in any of the actions described in subparagraphs (a) through
(j) of Item 4 of Schedule 13D.


Item 5.     Interest in the Securities of the Issuer.
            ----------------------------------------
(a)

      MS Acquisition

      The aggregate number of shares of the Common Stock which MS
Acquisition may be deemed to beneficially own under Rule 13d-3 of the Act is 13,086,589, which constitutes approximately 67.3% of the 19,455,135 shares of such Common Stock outstanding as of March 30, 2000.


      All Other Item 2 Persons

      Because of their direct or indirect ownership interests in, or control of, MS Acquisition, all other Item 2 Persons may be deemed to beneficially own under Rule 13d-3 of the Act 13,086,589 shares of Common Stock, which constitutes approximately 67.3% of the 19,455,135 shares of such Common Stock outstanding as of March 30, 2000.

(b)

      MS Acquisition

      MS Acquisition possesses the sole power to vote or direct the vote of, and the sole power to dispose of or direct the disposition of, 9,600,617 shares of Common Stock, which constitutes approximately 49.3% of the 19,455,135 shares of such Common Stock outstanding as of March 30, 2000.

      MS Acquisition possesses the shared power to vote or direct the vote of 3,485,972 shares of Common Stock, which constitutes approximately 17.9% of the 19,455,135 shares of such Common Stock outstanding as of March 30, 2000.


      All Other Item 2 Persons

      Because of their direct or indirect ownership interests in, or control of, MS Acquisition, all other Item 2 Persons possess the sole power to vote or direct the vote of, and the sole power to dispose of or direct the disposition of, 9,600,617 shares of Common Stock, which constitutes approximately 49.3% of the 19,455,135 shares of such Common Stock outstanding as of March 30, 2000.

      Because of their direct or indirect ownership interests in, or control of, MS Acquisition, all other Item 2 Persons possess the shared power to vote or direct the vote of 3,485,972 shares of Common Stock, which constitutes approximately 17.9% of the 19,455,135 shares of such Common Stock outstanding as of March 30, 2000.

      However, all such Item 2 Persons (including MS Acquisition) disclaim beneficial ownership of the 3,485,972 shares of Common Stock which are subject to the Post-Merger Voting Agreement (as previously reported and described in Amendment No. 2 of Schedule 13D).

      Other than with respect to the rights created under the Post-Merger Voting Agreement, the Item 2 Persons possess no powers, rights or privileges with respect to such 3,485,972 shares of Common Stock. All other powers, rights and privileges with respect to such shares of Common Stock (including the right to vote on all matters unrelated to the election of directors and the right to receive and the power to direct the receipt of dividends from, and the proceeds from the sale of, such securities) remain with the record owners of such shares of Common Stock.


(c) As described in Items 3 and 4 of this Amendment, MS Acquisition entered into the Stock Purchase Agreement with the Company on March 30, 2000. Pursuant to the Stock Purchase Agreement, MS Acquisition purchased 4,000,000 shares of Common Stock at a price of $2.50 per share. This transaction was consummated within the last sixty (60) days.


Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.
            --------------------------------------------------------

      As previously disclosed on Schedule 13D, MS Acquisition is a party to that certain Registration Rights Agreement, dated as of August 18, 1999 (the "Registration Rights Agreement"), by and among the Company and MS Acquisition, Ronald D. Pedersen, Bruce A. Butler, Gary R. Guffey and Jeffrey A. Watt (collectively, the "Former RMSI Shareholders"). Under the terms of the Registration Rights Agreement, MS Acquisition and the other Former RMSI Shareholders are granted certain demand and piggyback registration rights in respect of the Common Stock of the Company held by such parties. The Common Stock purchased by MS Acquisition pursuant to the Stock Purchase Agreement is covered by the terms of the Registration Rights Agreement.

      After 180 days following the date of the Registration Rights Agreement, one or more of the holders of at least 40% of the Common Stock received by the Former RMSI Shareholders in the Merger (as previously described in this Schedule 13D) may require the Company to file a registration statement covering the resale of the shares of such Common Stock on up to six occasions. The cost of these registrations will be borne by the Company.

      Pursuant to a Stockholders Agreement dated as of March 30, 2000 among the Company, First Union Investors, Inc., MS Acquisition and RCPI, certain "tag-along" rights were granted by MS Acquisition to holders of Purchaser Shares (as defined in the Stockholders Agreement). Pursuant to the Stockholders Agreement, and subject to certain limitations, MS Acquisition may not sell its unregistered shares of Common Stock in a Covered Transaction (as defined in the Stockholders Agreement) unless each holder of Purchaser Shares has the right to sell a proportionate amount of its Purchaser Shares on the same terms as MS Acquisition in such transaction. Sales of Common Stock by MS Acquisition in a registered offering or in an open market sale pursuant to Rule 144 of the Securities Act of 1933 are exempt from the tag- along obligations created by the Stockholders Agreement.


Item 7.     Material Filed as Exhibits.
            --------------------------

Exhibit I    --   Joint Filing Agreement among RMSI, MS Acquisition, MSSC,
                  RCPI and JRIC.

Exhibit II   --   Voting Agreement, dated as of April 28, 1999, between
                  RMSI, Monroe & Company II, LLC, Joseph T. Casey, Glenn F.
                  Gillam, Douglas H. Holstein, Gerald R. Leonard, Sidney D.
                  Rogers, Jr. and Thomas R. Studer.

Exhibit III  --   Agreement and Plan of Merger, dated as of April 28, 1999,
                  by and among the Company, RMSI, MS Acquisition, Ronald D.
                  Pedersen, Bruce A. Butler, Gary R. Guffey and Jeffrey A.
                  Watt.

Exhibit IV   --   Form of Certificate of Merger and Exhibit A to Certificate
                  of Merger.

Exhibit V    --   Post-Merger Voting Agreement, by and among MS Acquisition,
                  Ronald D. Pedersen, Bruce A. Butler, Gary R. Guffey,
                  Jeffrey A. Watt, Monroe & Company, LLC and JLM Management
                  Company, LLC.

Exhibit VI   --   Registration Rights Agreement, dated as of August 18,
                  1999, by and among Merkert American Corporation, MS
                  Acquisition Limited, Ronald D. Pedersen, Bruce A. Butler,
                  Gary R. Guffey and Jeffrey A. Watt.

Exhibit VII  --   Joint Filing Agreement among MS Acquisition, MSSC, RCPI,
                  JRIC, Rochon, Bouras and Byrd.

Exhibit VIII --   Common Stock Purchase Agreement, dated as of January 7,
                  2000, by and between Marketing Specialists Corporation and MS Acquisition Limited.

Exhibit IX   --   Common Stock Purchase Agreement, dated as of March 30,
                  2000, by and between Marketing Specialists Corporation and MS Acquisition Limited.*

Exhibit X    --   Stockholders Agreement, dated as of March 30, 2000, by
and               among Marketing Specialists Corporation, First Union
                  Investors, Inc. and MS Acquisition Limited.*


* Filed with this Amendment.




                                 SIGNATURE

            After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.


Dated:  April 3, 2000              MS ACQUISITION LTD.

                                   By:   MSSC Acquisition Corporation,
                                         General Partner

                                         By:  /s/ Nick G. Bouras
                                            ---------------------------
                                         Name:  Nick G. Bouras
                                         Title: Vice President






                               EXHIBIT INDEX


Exhibit I     -  Joint Filing Agreement among RMSI, MS Acquisition, MSSC,
                 RCPI and JRIC

Exhibit II    -  Voting Agreement, dated as of April 28, 1999, between
                 RMSI, Monroe & Company II, LLC, Joseph T. Casey, Glenn F. Gillam, Douglas H. Holstein, Gerald R. Leonard, Sidney D. Rogers, Jr. and Thomas R. Studer

Exhibit III   -  Agreement and Plan of Merger, dated as of April 28, 1999, by and among the Company, RMSI, MS Acquisition, Ronald D. Pedersen, Bruce A. Butler, Gary R. Guffey and Jeffrey A. Watt

Exhibit IV    -  Form of Certificate of Merger and Exhibit A to Certificate
                 of Merger

Exhibit V     -  Post-Merger Voting Agreement, by and among MS Acquisition,
                 Ronald D. Pedersen, Bruce A. Butler, Gary R. Guffey, Jeffrey A. Watt, Monroe & Company, LLC and JLM Management Company, LLC

Exhibit VI    -  Registration Rights Agreement, dated as of August 18,
                 1999, by and among Merkert American Corporation, MS Acquisition Limited, Ronald D. Pedersen, Bruce A. Butler, Gary R. Guffey and Jeffrey A. Watt.

Exhibit VII   -  Joint Filing Agreement among MS Acquisition, MSSC, RCPI,
                 JRIC, Rochon, Bouras and Byrd.

Exhibit VIII  -  Common Stock Purchase Agreement, dated as of January 7,
                 2000, by and between Marketing Specialists Corporation and MS Acquisition Limited.

Exhibit IX    -  Common Stock Purchase Agreement, dated as of March 30,
                 2000, by and between Marketing Specialists Corporation and MS Acquisition Limited.*

Exhibit X     -  Stockholders Agreement, dated as of March 30, 2000, by and among Marketing Specialists Corporation, First Union Investors, Inc. and MS Acquisition Limited.*


* Filed with this Amendment




                                                                  EXHIBIT IX


------------------------------------------------------------------------------


                     MARKETING SPECIALISTS CORPORATION



                           COMMON STOCK PURCHASE
                                 AGREEMENT



                         DATED AS OF MARCH 30, 2000



                      4,000,000 SHARES OF COMMON STOCK


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                             TABLE OF CONTENTS

                                                                  PAGE

1.    PURCHASE AND SALE OF COMMON STOCK.............................1
            1.01. Authorization of Common Stock.....................1
            1.02. Purchase Price and Closing........................1
            1.03. Use of Proceeds...................................2

2.    REPRESENTATIONS AND WARRANTIES OF THE COMPANY.................2
            2.01. Organization, Standing and Power..................2
            2.02. Authority.........................................2
            2.03. Enforceability....................................2
            2.04. Valid Issuance....................................2
            2.05. Capitalization....................................3
            2.06. No Violation......................................3
            2.07. Reports and Financial Statements..................3
            2.08. Litigation........................................3
            2.09. Registration Rights Agreement.....................4

3.    REPRESENTATIONS AND WARRANTIES OF THE PURCHASER...............4
            3.01. Authorization.....................................4
            3.02. Purchase for Own Account..........................4
            3.03. Disclosure of Information.........................4
            3.04. Investment Experience.............................4
            3.05. Accredited Investor Status........................4
            3.06. Restricted Securities.............................5
            3.07. Governmental Consents.............................5
            3.08. Further Limitations on Disposition................5
            3.09. Legends...........................................5

4.    CONDITIONS PRECEDENT TO THE PURCHASER'S OBLIGATIONS...........6
            4.01. Representations and Warranties....................6
            4.02. Refinancing of Senior Credit Facility.............6
            4.03. Third Supplemental Indenture......................6

5.    DEFINITIONS...................................................6

6.    INDEMNIFICATION...............................................8
            6.01. General Indemnity.................................8
            6.02. Indemnification Procedure.........................8
            6.03. Indemnification Limitations.......................9

7.    MISCELLANEOUS.................................................9
            7.01. No Waiver; Cumulative Remedies....................9
            7.02. Amendments, Waivers and Consents..................9
            7.03. Notices...........................................9
            7.04. Binding Effect; Assignment.......................10
            7.05. Survival of Representations and Warranties.......11
            7.06. Severability.....................................11
            7.07. Governing Law....................................11
            7.08. Headings.........................................11
            7.09. Counterparts.....................................11
            7.10. Closing Condition Waivers........................11





                      COMMON STOCK PURCHASE AGREEMENT


      THIS COMMON STOCK PURCHASE AGREEMENT (this "Agreement") is dated this 30th day of March, 2000, by and between Marketing Specialists Corporation, a Delaware corporation (the "Company"), and MS Acquisition Limited, a Texas limited partnership (the "Purchaser").

                           PRELIMINARY STATEMENTS

      A. The Purchaser is a stockholder of the Company and desires to purchase additional shares of the Company's common stock, $0.01 par value per share (the "Common Stock"), directly from the Company, subject to the terms and conditions set forth herein.

      B. The Company desires to sell shares of Common Stock to the Purchaser, subject to the terms and conditions set forth herein.

      NOW, THEREFORE, in consideration of the foregoing, the mutual promises and agreements herein contained and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto hereby agree as follows:

                           STATEMENT OF AGREEMENT

1.    PURCHASE AND SALE OF COMMON STOCK

      1.1. Authorization of Common Stock. The Company has authorized the issuance and sale of 4,000,000 shares (the "Shares") of its authorized but unissued shares of Common Stock, having the rights set forth in the Certificate of Incorporation of the Company.

      1.2. Purchase Price and Closing. The Company agrees to issue and sell to the Purchaser, and in consideration of, and in express reliance upon, the representations, warranties, terms and conditions contained in, this Agreement, the Purchaser agrees to purchase the Shares at a purchase price of $2.50 per share, for an aggregate purchase price of $10,000,000. Subject to the terms and conditions contained herein, the closing of the purchase and sale of the Shares to be acquired by the Purchaser from the Company under this Agreement (the "Closing") shall take place at 9:00 a.m. (Dallas, Texas time) on the first business day following the day on which all the conditions contained in Section 4 of this Agreement shall have been satisfied or waived, or at such other time and date as the Purchaser and the Company may agree (the "Closing Date"), at the offices of Akin, Gump, Strauss, Hauer & Feld, L.L.P., 1700 Pacific Avenue, Suite 4100, Dallas, Texas 75201, or such other location as the parties mutually agree. At the Closing, the Company will deliver to the Purchaser a certificate of the Secretary or an Assistant Secretary of the Company, dated the Closing Date,
(a) attesting to corporate action taken by the Company, including resolutions of the Board of Directors authorizing (i) the execution, delivery and performance by the Company of this Agreement and the Registration Rights Agreement and (ii) the issuance of the Shares, and (b) verifying that the Certificate of Incorporation of the Company and the Bylaws of the Company currently on file with the Commission are true, correct and complete as of the Closing Date. As soon as practicable after the closing, but in any event not later than seven business days, the Company will deliver to the Purchaser certificates evidencing the Shares to be purchased by the Purchaser hereunder. At the Closing, Purchaser shall deliver $10,000,000 to the Company by wire transfer of immediately available funds.

      1.3. Use of Proceeds. The Company shall use the cash proceeds from the sale of the Shares for general corporate purposes including, without limitation, working capital and the financing of acquisitions.

2.    REPRESENTATIONS AND WARRANTIES OF THE COMPANY

      The Company hereby represents and warrants to the Purchaser as follows:

      2.1. Organization, Standing and Power. The Company is a corporation duly organized, validly existing and in good standing under the laws of the State of Delaware, and has the requisite power and authority to own or lease its properties and to carry on its business as presently conducted. There is no pending or, to the Company's knowledge, threatened proceeding for the dissolution, liquidation, insolvency or rehabilitation of the Company. The Company's operating subsidiaries are entities duly organized, validly existing and in good standing under the laws of each such subsidiary's state of organization, and each has the requisite power and authority to own or lease its properties and to carry on its business as presently conducted. There is no pending or, to the Company's knowledge, threatened proceeding for the dissolution, liquidation, insolvency or rehabilitation of any of the Company's operating subsidiaries.

      2.2. Authority. The Company has all requisite corporate power and authority to enter into this Agreement and the Registration Rights Agreement, to issue and sell the Shares and to carry out its obligations hereunder and under the Registration Rights Agreement.

      2.3. Enforceability. This Agreement and the Registration Rights Agreement have been duly executed and delivered by the Company and each constitutes its legal, valid and binding obligation enforceable against it in accordance with its terms, except as the same may be limited by the terms of this Agreement or by applicable bankruptcy, insolvency, reorganization, moratorium or similar laws affecting the enforcement of creditors' rights generally and general equitable principles regardless of whether such enforceability is considered in a proceeding at law or in equity.

      2.4. Valid Issuance. Upon consummation of the transactions contemplated hereby and the issuance and delivery of certificates representing the Shares to the Purchaser, the Shares will be validly issued, fully paid, non-assessable and free of preemptive rights or similar rights of stockholders of the Company and free and clear of any liens or other encumbrance.

      2.5. Capitalization. As of the date hereof, the authorized capital stock of the Company consists of 50,000,000 shares of Common Stock, 4,000,000 shares of Restricted Common Stock and 1,000,000 shares of preferred stock. As of March 16, 2000, (i) 15,455,135 shares of Common Stock and 335,700 shares of Restricted Common Stock were validly issued and outstanding, fully paid and non-assessable, and (ii) no shares of preferred stock were issued or outstanding.

      2.6. No Violation. The execution and delivery of this Agreement and the Registration Rights Agreement by the Company, the performance by the Company of its obligations hereunder and the consummation by the Company of the transactions contemplated by this Agreement and the Registration Rights Agreement will not (a) contravene any provision of the Certificate of Incorporation or By-laws of the Company, (b) violate or conflict with any material law, statute, ordinance, rule, regulation, decree, writ, injunction, judgment, ruling or order of any governmental authority or of any arbitration award which is either applicable to, binding upon, or enforceable against the Company, (c) conflict with, result in any breach of, or constitute a default under, or give rise to a right to terminate, amend, modify, abandon or accelerate, any material agreement which is applicable to, binding upon or enforceable against the Company, (d) result in or require the creation or imposition of any lien or other encumbrance upon or with respect to any of the material property or assets of the Company, (e) give to any individual or entity a right or claim against the Company, which would have a Material Adverse Effect on the Company; or (f) require the consent, approval, authorization or permit of, or filing with or notification to, any governmental authority, any court or tribunal or any other person, except (i) consent under the Amended and Restated Credit Facility dated August 18, 1999, as amended, among the Company, the lenders set forth on Schedule 1 thereto and First Union National Bank as agent for the lenders, which consent has been obtained, (ii) pursuant to the Exchange Act and the Securities Act and applicable inclusion requirements of any stock exchange on which the Common Stock is listed, (iii) filings required under the securities or blue sky laws of the various states or (iv) filings required under the HSR Act, if any (collectively, "Required Consents").

      2.7. Reports and Financial Statements. From January 1, 1997 to the date hereof, except where failure to have done so did not and would not have a Material Adverse Effect on the Company, the Company (including any predecessor entities) has filed all reports, registrations and statements, together with any required amendments thereto, that it was required to file with the Commission, including, but not limited to, Forms 10-K, Forms 10-Q, Forms 8-K and proxy statements (collectively, the "Company Reports"), copies of all of which have been delivered to the Purchaser. As of their respective dates (but taking into account any amendments filed prior to the date of this Agreement), the Company Reports complied in all material respects with all the rules and regulations promulgated by the Commission and did not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in the light of the circumstances under which they were made, not misleading.

      2.8. Litigation. There is no action, suit or other legal or administrative proceeding or governmental investigation pending, or, to the knowledge of the Company, threatened, anticipated or contemplated against, by or affecting the Company which questions the validity or enforceability of this Agreement or the Registration Rights Agreement or the transactions contemplated hereby or thereby.

      2.9. Registration Rights Agreement. The Company acknowledges and agrees that the Shares will be eligible for registration pursuant to the terms of the Registration Rights Agreement by and among the Purchaser, the Company and certain other parties thereto.

3.    REPRESENTATIONS AND WARRANTIES OF THE PURCHASER

      The Purchaser hereby represents and warrants to the Company as follows:

      3.1. Authorization. This Agreement constitutes the Purchaser's valid and legally binding obligation, enforceable in accordance with its terms except as may be limited by (a) applicable bankruptcy, insolvency, reorganization or other laws of general application relating to or affecting the enforcement of creditors' rights generally, and (b) the effect of rules of law governing the availability of equitable remedies. The Purchaser represents that the Purchaser has full power and authority to enter into this Agreement.

      3.2. Purchase for Own Account. The Shares to be purchased by the Purchaser hereunder shall be acquired for investment for the Purchaser's own account, not as a nominee or agent, and not with a view to the public resale or distribution thereof, and the Purchaser has no present intention of selling, granting any participation in, or otherwise distributing the same. The Purchaser represents that the Purchaser has not been formed for the specific purpose of acquiring the Shares.

      3.3. Disclosure of Information. The Purchaser has received or has had full access to all the information it considers necessary or appropriate to make an informed investment decision with respect to the Shares to be purchased under this Agreement. The Purchaser further has had an opportunity to ask questions and receive answers from the Company regarding the terms and conditions of the offering of the Shares and to obtain additional information (to the extent the Company possessed such information or could acquire it without unreasonable effort or expense) necessary to verify any information furnished to the Purchaser or to which the Purchaser had access.

      3.4. Investment Experience. The Purchaser understands that the purchase of the Shares involves substantial risk. The Purchaser acknowledges that the Purchaser is able to fend for itself, can bear the economic risk of the Purchaser's investment in the Shares and has such knowledge and experience in financial or business matters that the Purchaser is capable of evaluating the merits and risks of this investment in the Shares and protecting its own interests in connection with this investment.

      3.5. Accredited Investor Status. The Purchaser is an "accredited investor" within the meaning of Regulation D promulgated under the Securities Act.

      3.6. Restricted Securities. The Purchaser understands that the Shares are characterized as "restricted securities" under the Securities Act inasmuch as they are being acquired from the Company in a transaction not involving a public offering and that under the Securities Act and applicable regulations thereunder such securities may be resold without registration under the Securities Act only in certain limited circumstances. Further, the Purchaser represents that the Purchaser is familiar with Rule 144 of the Commission, as presently in effect, and understands the resale limitations imposed thereby and by the Securities Act. The Purchaser understands that the Company is under no obligation to register any of the securities sold hereunder except as provided in the Registration Rights Agreement.

      3.7. Governmental Consents. No filings are required to be made, or consents to be obtained, from any governmental authority to consummate the transactions contemplated hereby, including the filing of any notification required under the HSR Act.

      3.8. Further Limitations on Disposition. Without in any way limiting the representations set forth above, the Purchaser further agrees not to make any disposition of all or any portion of the Shares unless and until:

           (a) there is then in effect a registration statement under the Securities Act covering such proposed disposition and such disposition is made in accordance with such registration statement; or

           (b) the Purchaser shall have furnished the Company at the expense of the Purchaser or its transferee, with an opinion of counsel, reasonably satisfactory to the Company, that such disposition will not require registration of such securities under the Securities Act or is in compliance with Rule 144 of the Securities Act.

Notwithstanding the provisions of subparagraphs (a) and (b) above, no such registration statement or opinion of counsel shall be required for any transfer of Shares to (A) a partner of the Purchaser, (B) a retired partner of the Purchaser who retires after the date hereof, or (C) the estate of any such partner; provided that in each of the foregoing cases the transferee agrees in writing to be subject to the terms of this Section 3 to the same extent as if the transferee were an original purchaser hereunder.

      3.9. Legends. It is understood that the certificates evidencing the Shares will bear the legends set forth below:

      (a) The securities represented hereby have not been registered under the Securities Act of 1933, as amended (the "SECURITIES ACT"), or under the Securities laws of any state of the United States, and may not be sold, transferred, assigned, pledged, hypothecated, or otherwise disposed of unless registered under the Securities Act, or the Company has received an opinion of counsel or other evidence, satisfactory to it and its counsel, that an exemption from such registration is available.

      (b) Any legend imposed or required by the applicable state securities laws, the Registration Rights Agreement or any other ancillary agreement.

4.    CONDITIONS PRECEDENT TO THE PURCHASER'S OBLIGATIONS

      The obligation of the Purchaser to purchase the Shares is subject to the satisfaction by the Company, or waiver by the Purchaser, on or prior to the Closing Date, of the following conditions:

      4.1. Representations and Warranties. Each of the representations and warranties of the Company set forth in this Agreement that is qualified as to Material Adverse Effect or materiality shall be true and correct, and each of the representations and warranties of the Company set forth in this Agreement not so qualified shall be true and correct in all material respects, in each case as of the date of this Agreement and as of the Closing Date as though made on and as of the Closing Date (except to the extent in either case that such representations and warranties speak as of another date).

      4.2. Refinancing of Senior Credit Facility. The Company shall have completed the Refinancing of its senior credit facility on terms satisfactory to the Purchaser in its sole discretion.

      4.3. Third Supplemental Indenture. The Company and the Trustee shall have executed and delivered the Third Supplemental Indenture, and the Amendments contained therein shall have become effective.

5.    DEFINITIONS

      As used in this Agreement, the following terms shall have the following meanings:

      "Agreement" means this Common Stock Purchase Agreement, including all amendments, modifications and supplements thereto.

      "Amendments" shall mean the amendments to the Indenture described in the Consent Solicitation Statement.

      "Closing" shall have the meaning assigned to such term in Section
1.02.

      "Closing Date" shall have the meaning assigned to such term in
Section 1.02.

      "Commission" means the Securities and Exchange Commission.

      "Common Stock" shall have the meaning assigned to such term in Preliminary Statement A.

      "Company" shall have the meaning assigned to such term in the introductory paragraph hereof.

      "Consent Solicitation Statement" shall mean that Consent Solicitation Statement, dated as of March 27, 2000, relating to the Company's 10 1/8% Senior Subordinated Notes due 2007.

      "Exchange Act" means the Securities Exchange Act of 1934, as amended.

      "HSR Act" means the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended.

      "Indemnified Party" shall have the meaning assigned to such term in
Section 5.02.

      "Indenture" shall mean that certain Indenture, dated as of December 19, 1997, by and among Richmont Marketing Specialists Inc. (which merged with and into the Company in August 1999), the guarantor subsidiaries named therein and Chase Bank of Texas, National Association (f/k/a Texas Commerce Bank National Association), relating to the Company's 10 1/8% Senior Subordinated Notes due 2007.

      "Material Adverse Effect" means any material adverse effect on (a) the business, assets, operations or financial condition of the Company and its subsidiaries, taken as a whole, (b) the ability of the Company to perform its obligations under this Agreement or the Registration Rights Agreement or (c) the binding nature, validity or enforceability of this Agreement or the Registration Rights Agreement.

      "Purchaser" shall have the meaning assigned to such term in the introductory paragraph hereof.

      "Refinancing" shall mean the refinancing of the Company's existing senior credit facility by entering into a Second Amended and Restated Credit Agreement among the Company and First Union National Bank, as agent and entering into a new revolving credit facility pursuant to a credit agreement among the Company, certain of its subsidiaries and The Chase Manhattan Bank, as agent.

      "Registration Rights Agreement" means the Registration Rights Agreement for the RMSI Stockholders, dated as of August 18, 1999, by and among the Company, the Purchaser and the other parties thereto.

      "Securities Act" means the Securities Act of 1933, as amended.

      "Shares" shall have the meaning assigned to such term in Section
1.01.

      "Third Supplemental Indenture" shall mean the Third Supplemental Indenture by and among the Company, its subsidiaries and the Trustee, effecting the Amendments.

      "Trustee" shall mean Chase Bank of Texas, National Association, the trustee under the indenture governing the Company's 10 1/8% Senior Subordinated Notes due 2007.

6.    INDEMNIFICATION

      6.1. General Indemnity. The Company agrees to indemnify and save harmless the Purchaser and its directors, officers, affiliates, successors and assigns from and against any and all losses, liabilities, deficiencies, costs, damages and expenses (including, without limitation, reasonable attorneys' fees, charges and disbursements) incurred by the Purchaser as a result of any inaccuracy in or breach of the representations, warranties or covenants made by the Company in this Agreement and in the Registration Rights Agreement. The Purchaser agrees to indemnify and save harmless the Company and its directors, officers, affiliates, successors and assigns from and against any and all losses, liabilities, deficiencies, costs, damages and expenses (including, without limitation, reasonable attorneys' fees, charges and disbursements) incurred by the Company as a result of any inaccuracy in or breach of the representations, warranties or covenants made by the Purchaser herein.

      6.2. Indemnification Procedure. Any party entitled to indemnification under this Section 5 (an "Indemnified Party") will give written notice to the indemnifying party of any claim with respect to which it seeks indemnification promptly after the discovery by such party of any matters giving rise to a claim for indemnification; provided that the failure of any party entitled to indemnification hereunder to give notice as provided herein shall not relieve the indemnifying party of its obligations under this Section 5 except to the extent that the indemnifying party is actually prejudiced by such failure to give notice. In case any action, proceeding or claim is brought against an Indemnified Party in respect of which indemnification is sought hereunder, the indemnifying party shall be entitled to participate in and, unless in the reasonable judgment of the Indemnified Party a conflict of interest between it and the indemnifying party may exist in respect of such action, proceeding or claim, to assume the defense thereof, with counsel reasonably satisfactory to the Indemnified Party. In the event that the indemnifying party advises an Indemnified Party that it will contest such a claim for indemnification hereunder, or fails, within thirty (30) days of receipt of any indemnification notice to notify, in writing, such person of its election to defend, settle or compromise, at its sole cost and expense, any action, proceeding or claim (or discontinues its defense at any time after it commences such defense), then the Indemnified Party may, at its option, defend, settle or otherwise compromise or pay such action, proceeding or claim. In any event, unless and until the indemnifying party elects in writing to assume and does so assume the defense of any such claim, proceeding or action, the Indemnified Party's costs and expenses arising out of the defense, settlement or compromise of any such action, proceeding, claim or proceeding shall be losses subject to indemnification hereunder. The Indemnified Party shall cooperate fully with the indemnifying party in connection with any negotiation or defense of any such action, proceeding or claim by the indemnifying party and shall furnish to the indemnifying party all information reasonably available to the Indemnified Party which relates to such action, proceeding or claim. The indemnifying party shall keep the Indemnified Party fully informed at all times as to the status of the defense or any settlement negotiations with respect thereto. If the indemnifying party elects to defend any such action, proceeding or claim, then the Indemnified Party shall be entitled to participate in such defense with counsel of its choice at its sole cost and expense. The indemnifying party shall not be liable for any settlement of any action, claim or proceeding effected without its written consent, provided, however, that the indemnifying party shall not unreasonably withhold, delay or condition its consent. Anything in this Section 5 to the contrary notwithstanding, the indemnifying party shall not, without the Indemnified Party's prior written consent, settle or compromise any claim or consent to entry of any judgment in respect thereof which imposes any future obligation on the Indemnified Party or which does not include, as an unconditional term thereof, the giving by the claimant or the plaintiff to the Indemnified Party, a release from all liability in respect of such claim, proceeding or action. The indemnification required by this Section 5 shall be made by periodic payments of the amount thereof during the course of the investigation or defense, as and when bills are received or expense, loss, damage or liability is incurred. The indemnity agreements contained herein shall be in addition to (a) any cause of action or similar right of the Indemnified Party against the indemnifying party or others, and (b) any liabilities the indemnifying party may be subject to pursuant to the law.

      6.3. Indemnification Limitations. Notwithstanding the foregoing, the Indemnified Party shall be entitled to make claims under Section 5.01 hereof only to the extent that the aggregate amount of losses arising from such claims does not exceed $5,000,000. Nothing contained in this Section
5.03 shall be construed to limit the indemnification obligations of the Company afforded to any holder of Shares under the Registration Rights Agreement or afforded to any director or officer of the Company under its organizational documents, state law or otherwise.

7.    MISCELLANEOUS

      7.1. No Waiver; Cumulative Remedies. No failure or delay on the part of any party to this Agreement or the Registration Rights Agreement in exercising any right, power or remedy hereunder shall operate as a waiver thereof; nor shall any single or partial exercise of any such right, power or remedy preclude any other or further exercise thereof or the exercise of any other right, power or remedy thereunder. The remedies therein provided are cumulative and not exclusive of any remedies provided by law.

      7.2. Amendments, Waivers and Consents. Any provisions in this Agreement to the contrary notwithstanding, and except as hereinafter provided, changes in, termination or amendments of or additions to this Agreement or the Registration Rights Agreement may be made, and compliance with any provision set forth herein may be omitted or waived, if the Company shall obtain consent thereto in writing from the Purchaser. Any waiver or consent may be given subject to satisfaction of conditions stated therein and any waiver or consent shall be effective only in the specific instance and for the specific purpose for which given.

      7.3. Notices. All notices, requests and other communications hereunder must be in writing and will be deemed to have been duly given only if delivered personally against written receipt or by facsimile transmission or mailed by prepaid first class mail, return receipt requested, or mailed by overnight courier prepaid to the parties at the following addresses or facsimile numbers.

      To the Company:     Marketing Specialists Corporation
                          17855 N. Dallas Parkway, Suite 200
                          Dallas, Texas  75287
                          Attention:  Nancy K. Jagielski
                          Facsimile Number:  972-349-6448

      With a copy to:     Akin, Gump, Strauss, Hauer & Feld, L.L.P.
                          1700 Pacific Avenue, Suite 4100
                          Dallas, Texas  75201
                          Attention:  Alan M. Utay
                          Facsimile Number:  214-969-4343

      To the Purchaser:   MS Acquisition Limited
                          17855 North Dallas Parkway
                          Suite 200
                          Dallas, Texas  75287
                          Attention:  Nick Bouras
                          Fax:  (972) 860-7584

      With a copy to:     Skadden, Arps, Slate, Meagher & Flom LLP
                          4 Times Square
                          New York, New York  10036
                          Attention:  Eileen T. Nugent
                          Fax:  (212) 735-2000

All such notices, requests and other communications will (i) if delivered personally to the address as provided in this Section 6.03 be deemed given upon delivery, (ii) if delivered by facsimile transmission to the facsimile number as provided in this Section 6.03 be deemed given upon successful transmission, (iii) if delivered by mail in the manner described above to the address as provided in this Section 6.03 be deemed given upon the earlier of the third business day following mailing or upon receipt and
(iv) if delivered by overnight courier to the address as provided in this
Section 6.03 be deemed given on the earlier of the first business day following the date sent by such overnight courier or upon receipt. Any party from time to time may change its address, facsimile number or other information for the purpose of notices to that party by giving notice specifying such change to the other parties hereto.

      7.4. Binding Effect; Assignment. Each of this Agreement and the Registration Rights Agreement shall be binding upon and inure to the benefit of each of the Company and the Purchaser and their respective heirs, successors and assigns, except that the Company shall not have the right to delegate its obligations hereunder.

      7.5. Survival of Representations and Warranties. All representations and warranties made in this Agreement, the Registration Rights Agreement, or any other instrument or document delivered in connection herewith or therewith, shall survive the execution and delivery hereof or thereof for a period of 12 months after the date hereof.

      7.6. Severability. The provisions of this Agreement, the Registration Rights Agreement and the terms of the Shares are severable and, in the event that any court of competent jurisdiction shall determine that any one or more of the provisions or part of a provision contained in this Agreement, the Registration Rights Agreement or the terms of the Shares shall, for any reason, be held to be invalid, illegal or unenforceable in any respect, such invalidity, illegality or unenforceability shall not affect any other provision or part of a provision of this Agreement or the Registration Rights Agreement or the terms of the Shares, but this Agreement and the Registration Rights Agreement and the terms of the Shares shall be reformed and construed as if such invalid or illegal or unenforceable provision, or part of a provision, had never been contained herein, and such provisions or part reformed so that it would be valid, legal and enforceable to the maximum extent possible.

      7.7. Governing Law. THIS AGREEMENT SHALL BE GOVERNED AND CONSTRUED IN ACCORDANCE WITH THE DOMESTIC LAWS OF THE STATE OF DELAWARE WITHOUT GIVING EFFECT TO ANY CHOICE OF LAW OR CONFLICT OF LAW PROVISION OR RULE (WHETHER OF THE STATE OF DELAWARE OR ANY OTHER JURISDICTION) THAT WOULD CAUSE THE APPLICATION OF THE LAWS OF ANY JURISDICTION OTHER THAN THE STATE OF DELAWARE.

      7.8. Headings. The headings used in this Agreement have been inserted for convenience of reference only and do not define or limit the provisions hereof.

      7.9. Counterparts. This Agreement may be executed in any number of counterparts, each or which will be deemed an original, but all of which together will constitute one and the same instrument.

      7.10. Closing Condition Waivers. At any time prior to the Closing Date, any party hereto may (a) extend the time for the performance of any of the obligations or other acts of any other party hereto, (b) waive any inaccuracies in the representations and warranties contained herein or in any document delivered pursuant hereto, and (c) waive compliance with any of the agreements or conditions contained herein. Any agreement on the part of a party hereto to any such extension or waiver shall be valid only if set forth in an instrument in writing signed by the party granting such waiver but such waiver or failure to insist upon strict compliance with such obligation, covenant, agreement or condition shall not operate as a waiver of, or estoppel with respect to, any subsequent or future failure.

                          [SIGNATURE PAGE FOLLOWS]


      IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed as of the date and year first above written.


                            MARKETING SPECIALISTS CORPORATION


                            By: /s/ Jay DiNucci
                               ---------------------------------
                               Name:  Jay DiNucci
                               Title: Vice President


                            MS ACQUISITION LIMITED

                            By:  MSSC Acquisition Corp., its
                                 General Partner


                                 By:  /s/ Nick G. Bouras
                                    __________________________
                                    Name: Nick G. Bouras
                                    Title:   Vice President







                                                                 EXHIBIT X


----------------------------------------------------------------------------


                     MARKETING SPECIALISTS CORPORATION


                          _______________________

                           STOCKHOLDERS AGREEMENT
                          _______________________




                         DATED AS OF MARCH 30, 2000


-----------------------------------------------------------------------------




                             TABLE OF CONTENTS

                                                                       Page
 1.  TAG-ALONG RIGHTS IN RESPECT OF SALE OF STOCK BY OTHER
           STOCKHOLDERS.  . . . . . . . . . . . . . . . . . . . . . . . . 1
           1.1 Right to Sell Proportionate Number of Shares . . . . . . . 1
           1.2 Notice of Proposed Sale  . . . . . . . . . . . . . . . . . 2
           1.3 Election by Holders  . . . . . . . . . . . . . . . . . . . 2
           1.4 Pro Rata Cutback of Number of Shares Sold  . . . . . . . . 2
           1.5 Exercise . . . . . . . . . . . . . . . . . . . . . . . . . 3
           1.6 Closing of Sale  . . . . . . . . . . . . . . . . . . . . . 3
           1.7 Expense of Sale  . . . . . . . . . . . . . . . . . . . . . 3

 2.  OTHER AGREEMENTS.  . . . . . . . . . . . . . . . . . . . . . . . . . 3
           2.1 Cooperation by Continuing Investor and Richmont  . . . . . 3
           2.2 Termination of Restrictions  . . . . . . . . . . . . . . . 3

 3.  INTERPRETATION OF THIS AGREEMENT . . . . . . . . . . . . . . . . . . 4
           3.1 Certain Defined Terms  . . . . . . . . . . . . . . . . . . 4
           3.2 Directly or Indirectly . . . . . . . . . . . . . . . . . . 8
           3.3 Section Headings and Table of Contents and Construction  . 8
           3.4 Satisfaction Requirement . . . . . . . . . . . . . . . . . 8
           3.5 Governing Law  . . . . . . . . . . . . . . . . . . . . . . 8

 4.  MISCELLANEOUS  . . . . . . . . . . . . . . . . . . . . . . . . . . . 8
           4.1 Communications . . . . . . . . . . . . . . . . . . . . . . 8
           4.2 Reproduction of Documents  . . . . . . . . . . . . . . . . 9
           4.3 Survival . . . . . . . . . . . . . . . . . . . . . . . . . 9
           4.4 Successors and Assigns . . . . . . . . . . . . . . . . .  10
           4.5 Amendments and Waivers . . . . . . . . . . . . . . . . .  10
           4.6 Waiver of Jury Trial; Consent to Jurisdiction; Etc . . .  10
           4.7 Indemnification of Each Holder . . . . . . . . . . . . .  11
           4.8 Entire Agreement . . . . . . . . . . . . . . . . . . . .  12
           4.9 Execution in Counterpart . . . . . . . . . . . . . . . .  12
           4.10Descriptive Headings . . . . . . . . . . . . . . . . . .  12
           4.11Severability . . . . . . . . . . . . . . . . . . . . . .  12

 Annex 1   -   Name and Address of Purchaser
 Annex 2   -   Name and Address of MSC
 Annex 3   -   Name and Address of the Continuing Investor



                           STOCKHOLDERS AGREEMENT

      STOCKHOLDERS AGREEMENT (as the same may hereafter be amended, supplemented or modified, this "Agreement"), dated as of March 30, 2000 among MARKETING SPECIALISTS CORPORATION (together with its successors and assigns, "MSC"), a Delaware corporation, FIRST UNION INVESTORS, INC., a North Carolina corporation (the "PURCHASER"), MS ACQUISITION LIMITED, a Delaware limited partnership (the "CONTINUING INVESTOR") and RICHMONT CAPITAL PARTNERS I, L.P., a Delaware limited partnership ("RICHMONT").

                                  RECITALS

      WHEREAS, pursuant to the Warrant Agreement, MSC has issued to the Purchaser, Six Hundred Eighty Seven Thousand One Hundred Thirty Six (687,136) Warrants to purchase shares of the Common Stock; and

      WHEREAS, the Continuing Investor is the holder of Five Million Six Hundred Thousand Six Hundred Seventeen (5,600,617) shares of the Common Stock (9,600,617 immediately following the effectiveness hereof); and

      WHEREAS, MSC, the Purchaser, the Continuing Investor and Richmont wish to define certain rights as among them relating to the Common Stock, Warrants and other Stock held by them;

      NOW, THEREFORE, in consideration of the foregoing and the mutual promises herein contained, MSC, the Continuing Investor and the Purchaser mutually agree as follows:

1.    TAG-ALONG RIGHTS IN RESPECT OF SALE OF STOCK BY OTHER STOCKHOLDERS.

      1.1. Right to Sell Proportionate Number of Shares. The Continuing Investor hereby agrees that it will not sell to any party or parties in any twelve month period more than ten percent (10%) of the Issuable Shares owned by it pursuant to a Covered Transaction unless, as part of such transaction, each holder of Purchaser Shares shall have the right (but not the obligation) to sell a proportionate amount of the Purchaser Shares then held by such holder at the same Imputed Price and on the same terms (or terms as similar as reasonably possible), and to the same purchaser or purchasers.

      For purposes of this Section 1, the "proportionate amount" which a holder of Purchaser Shares shall be entitled to sell with respect to any proposed transaction shall be equal to the product (calculated as of the date of such proposed transaction) of:

        (a) the total number of Purchaser Shares then owned by such holder; times

        (b)  the quotient of:

                  (i) the aggregate number of Issuable Shares proposed to be sold in such transaction by the Other Stockholders; divided by

                  (ii) the aggregate number of Issuable Shares owned by the Other Stockholders.

      1.2. Notice of Proposed Sale. The Continuing Investor shall promptly provide to each of the holders of the Purchaser Shares written notice of its intention to engage in a Covered Transaction. Such written notice (the "Notice of Sale") shall:

        (a) specify in detail the terms of such proposed sale (including the type of Issuable Shares proposed to be sold, the Imputed Price and, in the event that any Rights are being sold, the Valuation Agent's calculation of the Imputed Price from the actual purchase price for such Rights);

        (b) state the date on which such proposed sale is to be consummated; and

        (c) designate one (1) party to whom notice of the determination to participate in such proposed sale should be delivered.

      1.3. Election by Holders. Upon receipt of a Notice of Sale, each holder of Purchaser Shares shall have twenty (20) days to deliver written notice (the "Tag-Along Notice") of its election to participate in such sale and the number of Issuable Shares which it elects to sell, which number shall not exceed its proportionate amount. Subject to Section 1.4, upon delivery of a Tag-Along Notice, each holder of Purchaser Shares shall be obligated to sell on the terms set forth in the Notice of Sale the number of Issuable Shares specified in its Tag-Along Notice.

      1.4. Pro Rata Cutback of Number of Shares Sold. In the event that the Other Stockholders intending to sell the Issuable Shares shall be unable to sell the aggregate number of shares to be sold by the Other Stockholders and which the holders of the Purchaser Shares have elected to sell pursuant to Section 1.1 at the price specified in the Notice of Sale, then the number of Issuable Shares to be sold by the Other Stockholders and such holders of Purchaser Shares electing to sell such Issuable Shares shall be reduced ratably (as between such groups and, with respect to the holders of the Purchaser Shares, as among the members of such group) to the extent necessary to reduce the total number of Issuable Shares to be included in such offering to the maximum number which the selling Continuing Investor can sell at such price. Whether or not any such adjustment in the number of Issuable Shares to be sold is required to be made, the Continuing Investor shall give each such holder which has elected to sell Issuable Shares, written notice of the number of shares it is permitted to sell pursuant to this Section 1 (after giving effect to the provisions of this Section 1.4) not less than ten (10) days prior to the date of such sale.

      1.5. Exercise. Unless the Continuing Investor otherwise agrees, all Issuable Shares to be sold by the holders of Purchaser Shares pursuant to this Section 1 shall be shares of Stock. MSC shall, if necessary, permit the holders of Purchaser Shares to exercise or convert their respective Purchaser Shares into shares of Stock in contemplation of such holders' delivery of Stock at the closing of any such sale, whether or not at such time such Purchaser Shares are exercisable or convertible to Stock in accordance with their respective terms or the terms of any agreements governing such Purchaser Shares at such time.

      1.6. Closing of Sale. Each holder of Purchaser Shares electing to participate in a sale described in any Notice of Sale shall deliver to the purchaser specified in such Notice of Sale, against payment of the total purchase price for the Issuable Shares to be purchased (at the price per share specified in such Notice of Sale), on the closing date specified in such Notice of Sale, a certificate or certificates representing the number of Issuable Shares which it has elected to sell (net of any reduction pursuant to Section 1.4) pursuant to this Section 1, together with appropriate instruments of transfer duly endorsed in blank.

      1.7. Expense of Sale. All expenses and costs of any sale of Issuable Shares pursuant to this Section 1 shall be for the account of and paid by the party selling such Issuable Shares.

2.    OTHER AGREEMENTS.

      2.1. Cooperation by Continuing Investor and Richmont. Continuing Investor shall not, and Richmont shall not directly or indirectly, including through any other Person which is a partner or affiliate of, controls, is controlled by or is under common control with Richmont or the Continuing Investor: (a) enter into any shareholder agreement, voting agreement or similar arrangement with any other Person (other than a Person which is a partner or affiliate of, controls, is controlled by or is under common control with Richmont or the Continuing Investor) in connection with the acquisition or holding of Common Stock by such other Person or (b) acquire any shares of Common Stock, in each case the direct or indirect result of which would be that MSC would either (i) cease to be required to register under the Exchange Act or (ii) cease to be listed either on a national securities exchange, the NASDAQ National Market or the NASDAQ SmallCap Market, unless, as a condition to such agreement, arrangement or acquisition, such acquiring or holding Person shall be required to purchase all the Issuable Shares of the Purchaser for an amount, per share, equal to the higher of (1) the average price per share of Common Stock paid by such acquiring or holding Person in connection with such transaction, or (2) the Market Price, provided that the date of determination of "Market Price" shall be the last trading date before the date on which such transaction was announced.

      2.2. Termination of Restrictions.

        (a) With Respect to Shares Sold. Each and all of the provisions of this Agreement shall terminate immediately as to any Issuable Shares (but this Agreement shall remain in force with respect to any remaining Issuable Shares):

                  (i) when such Issuable Shares have been effectively registered under the Securities Act and disposed of in accordance with a registration statement covering such Issuable Shares; or

                  (ii) when such Issuable Shares shall have been distributed to the public pursuant to Rule 144 (or any successor provision) under the Securities Act when such Issuable Shares shall have been otherwise transferred and subsequent disposition of them shall not require registration or qualification under the Securities Act or any similar state law then in force; or

                  (iii) when such Issuable Shares have been sold or disposed of by the Continuing Investor in any Covered Transaction, provided the Continuing Investor shall have complied with the provisions of Section 1 of this Agreement.

        (b) Upon a Tag-Along Sale. The provisions of this Agreement shall terminate immediately with respect to Purchaser Shares sold in any sale pursuant to Section 1 or Section 2.1 of this Agreement.

        (c) Ownership Level. The provisions of this Agreement shall terminate with respect to any Issuable Shares held by the Continuing Investor if the total number of Issuable Shares owned by the Continuing Investor represents less than ten percent (10%) of the total number of shares of Common Stock then outstanding.

3.    INTERPRETATION OF THIS AGREEMENT.

      3.1. Certain Defined Terms. As used herein, the following terms have the respective meanings set forth below or set forth in the Section hereof following such term: REMEMBER TO GO BACK AND DELETE THE TERMS YOU DON'T USE!

      AFFILIATE -- means, at any time, a Person (other than a Subsidiary or the Purchaser): (a) that directly or indirectly through one or more intermediaries controls, or is controlled by, or is under common control with, MSC; (b) that beneficially owns or holds ten percent (10%) or more of any class of Stock; (c) ten percent (10%) or more of the voting stock (or in the case of a Person that is not a corporation, ten percent (10%) or more of the equity interest) of which is beneficially owned or held by MSC or a Subsidiary; (d) that is an officer, member of the Board of Directors (or a member of the immediate family of an officer or director or member of the Board of Directors) of MSC or any Subsidiary, at such time. As used in this definition, "Control" shall means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of a Person, whether through the ownership of voting securities, by contract or otherwise.

      AGREEMENT -- the introductory paragraph hereof.

      CAPITAL STOCK -- means any class of preferred, common or other capital stock, share capital or similar equity interest of a Person including, without limitation, any partnership interest in any partnership or limited partnership and any membership interest in any limited liability company.

      CHARTER -- means the Second Amended and Restated Certification of Incorporation of MSC dated December 14, 1998, as amended by Certificate of Amendment to Second Amended or Restated Certificate of Incorporation dated August 18, 1998.

      COMMON STOCK -- means, collectively, the Common Stock, par value $.0001 per share, of MSC.

      CONTINUING INVESTOR -- the introductory paragraph hereof.

      COVERED TRANSACTION -- means any sale of Issuable Shares by the Continuing Investor other than (i) a sale pursuant to a registered underwritten public offering; (ii) open market sales pursuant to Rule 144 under the Securities Act, or (iii) a sale to an Affiliate, provided such Affiliate agrees in writing with Purchaser to be bound by the terms and provisions of this Agreement as fully as though such Affiliate were a Continuing Investor hereunder.

      EXCHANGE ACT -- means the Securities Exchange Act of 1934, as amended, and the rules and regulations of the SEC promulgated thereunder.

      GAAP -- means accounting principles as promulgated from time to time in statements, opinions and pronouncements by the American Institute of Certified Public Accountants and the Financial Accounting Standards Board and in such statements, opinions and pronouncements of such other entities with respect to financial accounting of for-profit entities as shall be accepted by a substantial segment of the accounting profession in the United States.

      INDEMNIFIED PARTY -- Section 4.7.

      ISSUABLE SHARE -- means and includes at any time,

        (a)  a share of issued and outstanding Stock; and

        (b) a Right (including, without limitation, a Warrant), and (without duplication) all shares of Stock issuable upon exercise of such Right, in each case at such time.

For purposes of this definition of "Issuable Share", a Right to acquire one share of Stock shall constitute one Issuable Share, and a Person shall be deemed to own an Issuable Share if such Person has a Right to acquire such share whether or not such Right is exercisable at such time. For purposes of this Agreement, a share of Stock or a Right shall cease to be an "Issuable Share" when the restrictions on such share or Right terminate pursuant to Section 2.2.

      IMPUTED PRICE -- means:

        (a) in the case of a sale of Stock, the price per share paid for such Stock; and

        (b) in the case of a sale of any other Rights, the assumed price per underlying share of Common Stock, as determined by a Valuation Agent in accordance with generally accepted financial practice, which would yield the actual purchase price to be paid for such Rights.

      MARKET PRICE -- means, per share of Common Stock, as of any date of determination, the arithmetic mean of the daily Closing Prices for the twenty (20) consecutive trading days before such date of determination; provided that if the Common Stock is then neither listed or admitted to trading on any national securities exchange, the NASDAQ National Market or the NASDAQ SmallCap Market, then "Market Price" means the Fair Value of one share of Common Stock, as determined by the Valuation Agent as of the date of determination.

      MSC -- the introductory paragraph.

      NOTICE OF SALE -- Section 1.2.

      OTHER STOCKHOLDERS -- means and includes, at any time, all holders of Issuable Shares at such time (other than the holders of Purchaser Shares), including, without limitation, the Continuing Investor.

      PERSON -- means an individual, partnership, corporation, limited liability company, joint venture, trust, unincorporated organization, or a government or agency or political subdivision thereof.

      PURCHASER -- the introductory paragraph.

      PURCHASER SHARES -- means the following, without duplication:

        (a) shares of Common Stock that have been issued upon the exercise of any Warrant and all other shares of Stock issued to the Purchaser from time to time;

        (b) any shares of Stock into which any such shares of Stock shall have been converted at any time; and

        (c) any shares of Common Stock that are issuable upon the exercise of the Warrants or the conversion of Stock referred to in clause (a) or clause (b) above.

Holders of Warrants at any time shall be deemed to be holders of Purchaser Shares described in clauses (b) and (c) of this definition that are at such time issuable upon exercise in full of such Warrants, whether or not such holders are then entitled so to exercise such Warrants pursuant to the terms thereof.

      REGISTRATION RIGHTS AGREEMENT -- means the Registration Rights Agreement, of even date herewith, among MSC, the Purchaser and the other parties thereto.

      RIGHT -- means and includes any warrant (including, without limitation, any Warrant), option or other right, to acquire Stock and including, without limitation, any right pursuant to the provisions of any security convertible or exchangeable into Stock.

      SEC -- means, at any time, the Securities and Exchange Commission or any other federal agency at such time administering the Securities Act.

      SECURITIES ACT -- means the Securities Act of 1933, as amended, and the rules and regulations of the SEC promulgated thereunder.

      STOCK -- shall mean and include (i) all shares of Capital Stock of MSC, including without limitation, shares of Capital Stock issued, issuable or transferable (A) on the exercise of rights to acquire shares of Capital Stock or (B) on the conversion or exchange or exercise of securities convertible into or exchangeable or exercisable for Capital Stock, and (ii) all other securities of MSC which may be issued in exchange for or in respect of shares of Capital Stock (whether by way of stock split, stock dividend, combination, reclassification, reorganization or any other means).

      SUBSIDIARY -- means, as to any Person, any corporation in which such Person or one or more Subsidiaries of such Person or such Person and one or more Subsidiaries of such Person owns sufficient voting securities to enable it or them (as a group) ordinarily, in the absence of contingencies, to elect a majority of the directors (or Persons performing similar functions) of such corporation. The term "Subsidiary," as used herein without reference to any Person, shall mean a Subsidiary of MSC, Could, and probably should, be conformed to Note Agreement definition.

      VALUATION AGENT -- means a firm of independent certified public accountants, an investment banking firm or a securities rating service (which firm or service shall own no Securities of, and shall not be an Affiliate, Subsidiary or a related Person of, MSC) of recognized national standing retained by MSC and reasonably acceptable to the Required Holders.

      VOTING STOCK -- means, with respect to any corporation, any shares of stock of such corporation whose holders are entitled under ordinary circumstances to vote for the election of directors of such corporation (irrespective of whether at the time stock of any other class or classes shall have or might have voting power by reason of the happening of any contingency).

      WARRANT -- means and includes each warrant to purchase Common Stock issued pursuant to the Warrant Agreement.

      WARRANT AGREEMENT -- means the Warrant Agreement, of even date herewith, between MSC and the Purchaser, as amended, modified or supplemented from time to time.

      3.2. Directly or Indirectly. Where any provision herein refers to action to be taken by any Person, or which such Person is prohibited from taking, such provision shall be applicable whether such action is taken directly or indirectly by such Person, including actions taken by or on behalf of any partnership in which such Person is a general partner.

      3.3. Section Headings and Table of Contents and Construction.

        (a) Section Headings and Table of Contents, etc. The titles of the Sections of this Agreement and the Table of Contents of this Agreement appear as a matter of convenience only, do not constitute a part hereof and shall not affect the construction hereof. The words "herein," "hereof," "hereunder" and "hereto" refer to this Agreement as a whole and not to any particular Section or other subdivision. References to Sections are, unless otherwise specified, references to Sections of this Agreement. References to Annexes and Exhibits are, unless otherwise specified, references to Annexes and Exhibits attached to this Agreement.

        (b) Construction. Each covenant contained herein shall be construed (absent an express contrary provision herein) as being independent of each other covenant contained herein, and compliance with any one covenant shall not (absent such an express contrary provision) be deemed to excuse compliance with one or more other covenants.

      3.4. Satisfaction Requirement. If any agreement, certificate or other writing, or any action taken or to be taken, is by the terms of this Agreement or the Purchaser Shares required to be satisfactory to any holder or holders of Purchaser Shares, the determination of such satisfaction shall, unless specifically required herein in any instance to be "reasonable" or words to similar effect, be made by such holder or holders, as the case may be, in the sole and exclusive judgment (exercised in good faith) of the Person or Persons making such determination.

      3.5. Governing Law. THIS AGREEMENT SHALL BE CONSTRUED AND ENFORCED IN ACCORDANCE WITH, AND THE RIGHTS OF THE PARTIES SHALL BE GOVERNED BY, THE INTERNAL LAWS OF THE STATE OF DELAWARE.

4.    MISCELLANEOUS.

      4.1. Communications.

        (a) Method; Address. All communications hereunder or under the Purchaser Shares shall be in writing and shall be delivered either by nationwide overnight courier or by facsimile transmission (confirmed by delivery by nationwide overnight courier sent on the day of the sending of such facsimile transmission). Communications to the Continuing Investor shall be addressed as set forth on Annex 3, or at such other address of which the Continuing Investor shall have notified each holder of Purchaser Shares and MSC. Communications to MSC shall be addressed as set forth on Annex 2, or at such other address of which MSC shall have notified each holder of Purchaser Shares and the Continuing Investor. Communications to the holders of Purchaser Shares shall be addressed as set forth on Annex 1 for such holder or at such other or further address of which such holder shall have notified MSC and the Continuing Investor.

        (b) When Given. Any communication addressed and delivered as herein provided shall be deemed to be received when actually delivered to the address of the addressee (whether or not delivery is accepted) or received by the telecopy machine of the recipient. Any communication not so addressed and delivered shall be ineffective.

        (c) Service of Process. Notwithstanding the foregoing provisions of this Section 4.1, service of process in any suit, action or proceeding arising out of or relating to this agreement or any document, agreement or transaction contemplated hereby, or any action or proceeding to execute or otherwise enforce any judgment in respect of any breach hereunder or under any document or agreement contemplated hereby, shall be delivered in the manner provided in Section 4.6(c).

      4.2. Reproduction of Documents. This Agreement and all documents relating hereto, including, without limitation, consents, waivers and modifications that may hereafter be executed, documents received by any holder of Purchaser Shares at the closing of its purchase of such Purchaser Shares (except any certificate evidencing Purchaser Shares themselves), and financial statements, certificates and other information previously or hereafter furnished to any holder of Purchaser shares, may be reproduced by MSC or any holder of Purchaser Shares by any photographic, photostatic, microfilm, micro-card, miniature photographic, digital or other similar process and each holder of Purchaser Shares may destroy any original document so reproduced. Any such reproduction shall be admissible in evidence as the original itself in any judicial or administrative proceeding (whether or not the original is in existence and whether or not such reproduction was made by MSC or any such holder of Purchaser Shares in the regular course of business) and any enlargement, facsimile or further reproduction of such reproduction shall likewise be admissible in evidence. Nothing in this Section 4.2 shall prohibit MSC or any holder of Purchaser Shares from contesting the accuracy or validity of any such reproduction.

      4.3. Survival. All warranties, representations, certifications and covenants made by MSC in the Warrant Agreement or herein or in any certificate or other instrument delivered by MSC or on behalf of MSC thereunder or hereunder shall be considered to have been relied upon by each holder of Purchaser Shares and shall survive the delivery to such holder of the certificate or certificates evidencing such Purchaser Shares regardless of any investigation made by or on behalf of any such holder. All statements in any certificate or other instrument delivered by or on behalf of MSC pursuant to the terms thereof or hereof shall constitute warranties and representations by MSC, as the case may be, hereunder. All payment obligations of MSC hereunder shall survive the termination hereof.

      4.4. Successors and Assigns. This Agreement shall inure to the benefit of and be binding upon all the holders, from time to time, of the Purchaser Shares and their successors and assigns. The provisions hereof are intended to be for the benefit of the holders of the Purchaser Shares and their successors and assigns and shall be enforceable by any such holder, successor or assignee, whether or not an express assignment of rights hereunder shall have been made by any such holder or its successor or assign. Anything contained in this Section 4.4 notwithstanding, MSC may not assign any of its respective rights, duties or obligations hereunder or under any of the other Financing Documents without the prior written consent of all holders of the Purchaser Shares.

      4.5. Amendments and Waivers. The provisions of this Agreement may be amended, modified or supplemented, and compliance with any provision hereof waived, only by a writing duly executed by or on behalf of the Required Holders, the Continuing Investor and MSC.

      4.6. Waiver of Jury Trial; Consent to Jurisdiction; Etc.

        (a) Waiver of Jury Trial. THE PARTIES HERETO VOLUNTARILY AND INTENTIONALLY WAIVE ANY RIGHT ANY OF THEM MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY LITIGATION ARISING OUT OF, UNDER OR IN CONNECTION WITH THIS AGREEMENT, THE PURCHASER SHARES, THE CERTIFICATES EVIDENCING THE PURCHASER SHARES OR ANY OF THE DOCUMENTS, AGREEMENTS OR TRANSACTIONS CONTEMPLATED HEREBY OR THEREBY.

        (b) Consent to Jurisdiction. ANY SUIT, ACTION OR PROCEEDING ARISING OUT OF OR RELATING TO THIS AGREEMENT, THE PURCHASER SHARES, THE CERTIFICATES EVIDENCING THE PURCHASER SHARES OR ANY OF THE DOCUMENTS, AGREEMENTS OR TRANSACTIONS CONTEMPLATED HEREBY OR THEREBY, OR ANY ACTION OR PROCEEDING TO EXECUTE OR OTHERWISE ENFORCE ANY JUDGMENT IN RESPECT OF ANY BREACH HEREUNDER OR THEREUNDER MAY BE BROUGHT BY SUCH PARTY IN ANY FEDERAL DISTRICT COURT LOCATED IN THE STATE OF DELAWARE, OR ANY DELAWARE STATE COURT LOCATED IN WILMINGTON, DELAWARE AS SUCH PARTY MAY IN ITS SOLE DISCRETION ELECT, AND BY THE EXECUTION AND DELIVERY OF THIS AGREEMENT, THE PARTIES HERETO IRREVOCABLY AND UNCONDITIONALLY SUBMIT TO THE NON-EXCLUSIVE IN PERSONAM JURISDICTION OF EACH SUCH COURT, AND EACH OF THE PARTIES HERETO IRREVOCABLY WAIVES AND AGREES NOT TO ASSERT IN ANY PROCEEDING BEFORE ANY TRIBUNAL, BY WAY OF MOTION, AS A DEFENSE OR OTHERWISE, ANY CLAIM THAT IT IS NOT SUBJECT TO THE IN PERSONAM JURISDICTION OF ANY SUCH COURT. IN ADDITION, EACH OF THE PARTIES HERETO IRREVOCABLY WAIVES, TO THE FULLEST EXTENT PERMITTED BY LAW, ANY OBJECTION THAT IT MAY NOW OR HEREAFTER HAVE TO THE LAYING OF VENUE IN ANY SUIT, ACTION OR PROCEEDING ARISING OUT OF OR RELATING TO THIS AGREEMENT, THE PURCHASER SHARES, THE CERTIFICATES EVIDENCING THE PURCHASER SHARES OR ANY DOCUMENT, AGREEMENT OR TRANSACTION CONTEMPLATED HEREBY OR THEREBY BROUGHT IN ANY SUCH COURT, AND HEREBY IRREVOCABLY WAIVES ANY CLAIM THAT ANY SUCH SUIT, ACTION OR PROCEEDING BROUGHT IN ANY SUCH COURT HAS BEEN BROUGHT IN AN INCONVENIENT FORUM.

        (c) Service of Process. EACH PARTY HERETO IRREVOCABLY AGREES THAT PROCESS PERSONALLY SERVED OR SERVED BY U.S. REGISTERED MAIL AT THE ADDRESSES PROVIDED HEREIN FOR NOTICES SHALL CONSTITUTE, TO THE EXTENT PERMITTED BY LAW, ADEQUATE SERVICE OF PROCESS IN ANY SUIT, ACTION OR PROCEEDING ARISING OUT OF OR RELATING TO THIS AGREEMENT, THE PURCHASER SHARES, THE CERTIFICATES EVIDENCING THE PURCHASER SHARES OR ANY DOCUMENT, AGREEMENT OR TRANSACTION CONTEMPLATED HEREBY OR THEREBY, OR ANY ACTION OR PROCEEDING TO EXECUTE OR OTHERWISE ENFORCE ANY JUDGMENT IN RESPECT OF ANY BREACH HEREUNDER OR UNDER ANY DOCUMENT OR AGREEMENT CONTEMPLATED HEREBY. RECEIPT OF PROCESS SO SERVED SHALL BE CONCLUSIVELY PRESUMED AS EVIDENCED BY A DELIVERY RECEIPT FURNISHED BY THE UNITED STATES POSTAL SERVICE OR ANY COMMERCIAL DELIVERY SERVICE.

        (d) Other Forums. NOTHING HEREIN SHALL IN ANY WAY BE DEEMED TO LIMIT THE ABILITY OF ANY HOLDER OF PURCHASER SHARES TO SERVE ANY WRITS, PROCESS OR SUMMONSES IN ANY MANNER PERMITTED BY APPLICABLE LAW OR TO OBTAIN JURISDICTION OVER MSC IN SUCH OTHER JURISDICTION, AND IN SUCH OTHER MANNER, AS MAY BE PERMITTED BY APPLICABLE LAW.

      4.7. Indemnification of Each Holder.

      From and at all times after the date of this Agreement, and in addition to all other rights and remedies of each holder of Purchaser Shares against MSC, MSC agrees to indemnify and hold harmless each holder of Purchaser Shares and each director, trustee, officer, employee, agent, investment advisor and affiliate of each such holder (each, an "Indemnified Party") against any and all claims (whether valid or not), losses, damages, liabilities, costs and expenses of any kind or nature whatsoever (including, without limitation, reasonable attorneys' fees, costs and expenses), incurred by or asserted against any Indemnified Party, from and after the date hereof, whether direct, indirect or consequential, as a result of or arising from or in any way relating to any suit, action or proceeding (including any inquiry or investigation) by any Person, whether threatened or initiated, asserting a claim for any legal or equitable remedy against any Person under any statute or regulation, including, but not limited to, any federal or state securities laws, or under any common law or equitable cause or otherwise, arising from or in connection with the negotiation, preparation, execution, performance or enforcement of this Agreement, the Warrants, the Purchaser Shares, the certificates evidencing the Purchaser Shares or the other documents and transactions contemplated herein or therein, or any of the transactions contemplated hereunder or thereunder, whether or not such Indemnified Party is a party to any such action, proceeding, suit or the target of any such inquiry or investigation; provided, however, that no Indemnified Party shall have the right to be indemnified hereunder for any liability resulting from the willful misconduct or gross negligence of such Indemnified Party or breach by such Indemnified Party of its own obligations under this Agreement. All of the foregoing losses, damages, costs and expenses of any Indemnified Party shall be payable as and when incurred upon demand by such Indemnified Party and shall be additional obligations hereunder. The obligations of MSC and the rights of the Indemnified Parties under this Section 4.7 shall survive the termination of this Agreement.

      4.8. Entire Agreement.

      This Agreement, together with the certificates evidencing Purchaser Shares, the Warrant Agreement, the Registration Rights Agreement and the other documents contemplated herein and therein, constitutes the final written expression of all of the terms hereof and is a complete and exclusive statement of those terms.

      4.9. Execution in Counterpart. This Agreement may be executed in any number of counterparts and each of such counterparts shall for all purposes be deemed to be an original, and all such counterparts shall together constitute but one and the same instrument.

      4.10. Descriptive Headings. Descriptive headings of the several sections of this Agreement are inserted for convenience only and shall not control or affect the meaning or construction of any of the provisions hereof.

      4.11. Severability. The fact that any given provision of this Agreement is found to be unenforceable, void or voidable under the laws of any jurisdiction shall not effect the validity of the remaining provisions of this Agreement in such jurisdiction, and shall not effect the enforceability of the entire Agreement under the laws of any other jurisdiction.

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      IN WITNESS WHEREOF, the parties hereto have caused this Stockholders
Agreement to be duly executed and delivered, all as of the date and year first above written.


                          MARKETING SPECIALISTS CORPORATION


                          By: ________________________________________
                              Name:
                              Title:

                          MS ACQUISITION LIMITED, by its General Partner
                              MSSC Acquisition Corp.


                              By:
                                 ----------------------------------
                                  Name:
                                  Title:


                          RICHMONT CAPITAL PARTNERS I, L.P.,
                              by its General Partner J.R. Investments Corp.


                              By:
                                 ------------------------------------
                                  Name:
                                  Title:


                          FIRST UNION INVESTORS, INC.


                          By: ________________________________
                              Name:
                              Title: